

17010247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

SEC
Mail Processing
Section
JUN 29 2017
Washington DC
408

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2016 and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

Harrison, New York
June 28, 2017

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 | Tel: 914.381.8900 | Fax: 914.381.8910 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2016	2015
Assets:		
Investments, at fair value	$ 2,272,178,311	$ 2,129,561,426
Investments, at contract value	265,079,476	266,259,293
	2,537,257,787	2,395,820,719
Receivables:		
Employer contributions	43,511,774	42,836,361
Employee contributions	6,375	—
Notes receivable from participants	24,508,761	24,893,378
Accrued interest and dividends	997,832	1,018,877
Due from broker for investments sold	333,537	259,739
Other	325,000	200,000
	69,683,279	69,208,355
Total Assets	2,606,941,066	2,465,029,074
Liabilities:		
Accrued expenses and other	2,352,496	1,446,591
Due to broker for investments purchased	42,882	731,071
Total Liabilities	2,395,378	2,177,662
Net Assets Available for Benefits	$ 2,604,545,688	$ 2,462,851,412

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2016	2015
Additions:		
Interest and dividend income	$ 78,090,172	$ 115,343,319
Contributions:		
Employer	43,432,682	42,927,570
Participants	135,043,602	128,686,362
Rollover	17,009,355	15,438,511
	195,485,639	187,052,443
	273,575,811	302,395,762
Deductions:		
Benefit payments	230,779,882	231,530,607
Administrative expenses	81,812	90,004
	230,861,694	231,620,611
Net appreciation (depreciation) in fair value of investments	89,720,934	(106,807,018)
Net increase (decrease) in net assets before transfers	132,435,051	(36,031,867)
Assets transferred into Plan	9,259,225	2,418,045
Net increase (decrease) in net assets	141,694,276	(33,613,822)
Net assets available for benefits, beginning of year	2,462,851,412	2,496,465,234
Net assets available for benefits, end of year	$ 2,604,545,688	$ 2,462,851,412

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan covering all eligible employees of participating companies of Omnicom Group Inc. (the "Company") and the Company is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee") and an affiliate of the Trustee performs the recordkeeping services for the Plan.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment. For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

Contributions

Participants may elect to make pre-tax contributions from 1% to 70% of their eligible compensation, subject to the current annual dollar limit under the Code of $18,000 in 2016. Additionally, participants who have reached age 50 are able to contribute an additional $6,000 in pre-tax catch-up contributions in 2016. The Plan accepts rollover contributions from other employers' qualified plans and from eligible Individual Retirement Accounts.

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions ("Employer Contributions") to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Employer Contributions, if any, and investment income (loss), which consists of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the investment options in which that account is invested.

Participants may elect to have their account balances invested into one or more of the investment options that are available through the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more; or,

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Forfeitures

Forfeited non-vested account balances may be allocated as Employer Contributions and also may be used to pay Plan expenses. Forfeitures totaled $2.9 million and $3.0 million for 2016 and 2015, respectively. Forfeitures were used to offset Employer Contributions for those respective years.

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with the Code. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2016 range from 3.25% to 9.54%. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. However, loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other fees are paid by the participant. Costs and expenses of administrating the Plan ("Permitted Expenses") are paid by the Plan and other expenses are paid by the Company.

The Trustee currently makes payments to the Plan that the Committee may use to pay Permitted Expenses or for other permitted Plan purposes. In 2016 and 2015, the Committee applied a portion of the Trustee payments to reduce certain Plan administrative expenses in the amount of $163,399 and $354,016, respectively. At December 31, 2016 and 2015, $2.4 million and $1.4 million, respectively, of the Trustee payments may be applied to reduce future Permitted Expenses or for other permitted Plan purposes. Pending the use for Permitted Expenses or other permitted Plan purposes, the funds are invested in the Fidelity Retirement Government Money Market II Portfolio.

Assets Transferred into Plan

In 2016 two separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $9.3 million were transferred into the Plan. In 2015, one separate retirement plan sponsored by a subsidiary of the Company was merged into the Plan and assets of $2.4 million were transferred into the Plan. Additional subsidiaries may merge their plan assets into the Plan in the future.

Changes to Investment Options

The Committee periodically reviews the investment options available in the Plan and any changes to the investment options are communicated to the participants. In 2016, the Spartan 500 Index Fund changed its name to the Fidelity 500 Index Fund IPR and the RS Partners Fund changed its name to the Victory RS Partners Fund Y. There were no other changes to those funds.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions and the difference could be material.

Investments

Investments, excluding the Fidelity Managed Income Portfolio II ("MIP II"), are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment companies (mutual funds) are valued at quoted market prices and shares of Company Stock are valued at the closing price on The New York Stock Exchange.

MIP II is a common/collective trust that holds fully benefit-responsive investment contracts (see Note 3) and is stated at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Fair Value Measurement

The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.

Level 3 - Unobservable inputs for the asset or liability.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

3. Investment in Fully Benefit Responsive Contracts

The underlying assets of MIP II are a pool of fixed income securities that include U.S. Government and government agency obligations, publicly traded investment grade corporate debt, asset-backed securities and other debt securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals by maintaining a constant net asset value ("NAV"). The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2016 and 2015, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers. The interest crediting rates at December 31, 2016 and 2015 were 1.68% and 1.64%, respectively.

The contract value of MIP II is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

4. Investments

Investments measured at fair value at December 31, 2016 and 2015 were:

	2016	2015
Omnicom Group Inc. Common Stock	$ 164,429,735	$ 153,693,326
Fidelity Contrafund - Class K	259,663,043	272,355,981
Fidelity 500 Index Fund IPR	302,015,384	263,891,766
Fidelity Diversified International Fund - Class K	147,322,869	163,762,652
PIMCO Total Return Fund - Institutional Class	147,862,622	144,935,460
Dreyfus Midcap Value Fund - Class I	140,674,239	130,623,134
T. Rowe Price Institutional Large Cap Value Fund	139,716,507	123,855,009
T. Rowe Price Institutional Large Cap Core Growth Fund	106,692,653	118,420,875
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	87,418,177	97,235,493
Fidelity Low-Priced Stock Fund - Class K	67,056,609	64,613,843
Victory RS Partners Fund - Class Y	21,311,807	17,013,457
Neuberger Berman Socially Responsive Fund - Class R6	16,385,570	14,450,601
Fidelity Freedom K Income Fund	11,155,047	10,847,077
Fidelity Freedom K 2005 Fund	1,825,680	2,014,840
Fidelity Freedom K 2010 Fund	7,687,467	6,578,624
Fidelity Freedom K 2015 Fund	13,603,056	13,689,350
Fidelity Freedom K 2020 Fund	47,462,610	44,354,818
Fidelity Freedom K 2025 Fund	60,861,328	55,320,929
Fidelity Freedom K 2030 Fund	83,266,043	75,815,200
Fidelity Freedom K 2035 Fund	107,751,890	91,570,351
Fidelity Freedom K 2040 Fund	120,435,106	105,746,562
Fidelity Freedom K 2045 Fund	99,717,689	77,942,007
Fidelity Freedom K 2050 Fund	88,726,725	67,026,271
Fidelity Freedom K 2055 Fund	24,882,543	12,145,598
Fidelity Freedom K 2060 Fund	2,227,637	409,573
Fidelity Retirement Government Money Market II Portfolio	2,024,462	1,246,983
Cash equivalents	1,813	1,646
	$ 2,272,178,311	$ 2,129,561,426

The appreciation (depreciation) in the fair value of investments, consisting of the net realized and unrealized investment gains and losses, for the years ended December 31, 2016 and 2015, was:

	2016	2015
Omnicom Group Inc. Common Stock	$ 18,459,421	$ (3,955,979)
Fidelity Contrafund - Class K	(1,375,315)	2,997,782
Fidelity 500 Index Fund IPR	24,348,898	(3,793,812)
Fidelity Diversified International Fund - Class K	(8,076,797)	2,772,802
Dreyfus Midcap Value Fund - Class I	14,777,655	(38,212,769)
PIMCO Total Return Fund - Institutional Class	(781,034)	(8,178,822)
T. Rowe Price Institutional Large Cap Value Fund	13,651,586	(11,502,508)
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	(3,485,317)	(18,327,346)
T. Rowe Price Institutional Large Cap Core Growth Fund	523,207	10,835,025
Fidelity Low-Priced Stock Fund - Class K	2,278,549	(3,250,703)
Victory RS Partners Fund - Class Y	2,943,273	(2,657,274)
Neuberger Berman Socially Responsive Fund - Class R6	710,753	(936,369)
Fidelity Freedom K Income Fund	255,141	(454,782)
Fidelity Freedom K 2005 Fund	36,577	(91,620)
Fidelity Freedom K 2010 Fund	143,660	(413,577)
Fidelity Freedom K 2015 Fund	386,252	(860,573)
Fidelity Freedom K 2020 Fund	1,466,016	(2,461,313)
Fidelity Freedom K 2025 Fund	2,038,517	(3,063,635)
Fidelity Freedom K 2030 Fund	3,023,647	(4,542,356)
Fidelity Freedom K 2035 Fund	4,461,971	(5,478,657)
Fidelity Freedom K 2040 Fund	4,942,290	(6,234,339)
Fidelity Freedom K 2045 Fund	4,245,007	(4,512,543)
Fidelity Freedom K 2050 Fund	3,678,422	(3,877,147)
Fidelity Freedom K 2055 Fund	996,660	(589,065)
Fidelity Freedom K 2060 Fund	71,895	(17,438)
	$ 89,720,934	$ (106,807,018)

5. Fair Value

Investments measured at fair value on a recurring basis at December 31, 2016 and 2015 were :

	2016			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,813	$ —	$ —	$ 1,813
Mutual Funds	2,107,746,763	—	—	2,107,746,763
Company Stock	164,429,735	—	—	164,429,735
	$2,272,178,311	$ —	$ —	$2,272,178,311

	2015			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,646	$ —	$ —	$ 1,646
Mutual Funds	1,975,866,454	—	—	1,975,866,454
Company Stock	153,693,326	—	—	153,693,326
	$2,129,561,426	$ —	$ —	$2,129,561,426

6. Party-In-Interest Transactions

Certain investments are managed by the Trustee of the Plan and certain of its affiliates. Therefore, these investments qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

One of the investment funds invests exclusively in Company Stock. At December 31, 2016 and 2015, the Plan owned 1,931,967 and 2,031,368 shares of Company Stock, respectively, with corresponding year-end fair values of $164.4 million and $153.7 million, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax regulations. The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated November 20, 2015, that the terms of the Plan and related trust comply with applicable sections of the Code.

The Plan is subject to routine examination by various taxing jurisdictions. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan. and has concluded that as of December 31. 2016. there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan's financial statements.

9. Delinquent Participant Contributions

In 2016, three participating companies failed to remit certain employee contributions of $6,919 to the Plan within a timely manner and in 2015 one participating company failed to remit certain employee loan repayments of $326 to the Plan within a timely manner. These amounts were subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these earnings to the Plan. A portion of the 2016 amount is included in employee contributions receivable at December 31, 2016.

10. Subsequent Events

The Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	1,931,967 shares. Employer security. Common stock. $.15 par value.	a	$ 164,429,735
*	Fidelity Managed Income Portfolio II	265,079,476 shares. Common / Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	265,079,476
*	Fidelity Contrafund - Class K	2,639,389 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	259,663,043
*	Fidelity 500 Index Fund IPR	3,854,695 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	302,015,384
*	Fidelity Diversified International Fund - Class K	4,433,430 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	147,322,869
	Dreyfus Midcap Value Fund - Class I	4,315,161 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	140,674,239
	PIMCO Total Return Fund - Institutional Class	14,742,036 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	147,862,622
	T. Rowe Price Institutional Large Cap Value Fund	6,662,685 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	139,716,507
	T. Rowe Price Institutional Large Cap Core Growth Fund	3,837,865 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	106,692,653
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	6,577,741 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	87,418,177
*	Fidelity Low-Priced Stock Fund - Class K	1,356,597 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	67,056,609
	Victory RS Partners Fund - Class Y	650,742 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	21,311,807
	Neuberger Berman Socially Responsive Fund - Class R6	480,374 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	16,385,570
*	Fidelity Freedom K Income Fund	960,814 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	11,155,047
*	Fidelity Freedom K 2005 Fund	144,095 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	1,825,680
*	Fidelity Freedom K 2010 Fund	609,149 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,687,467

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Fidelity Freedom K 2015 Fund	1,032,882 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	13,603,056
*	Fidelity Freedom K 2020 Fund	3,399,900 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	47,462,610
*	Fidelity Freedom K 2025 Fund	4,171,441 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	60,861,328
*	Fidelity Freedom K 2030 Fund	5,595,836 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	83,266,043
*	Fidelity Freedom K 2035 Fund	6,987,801 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	107,751,890
*	Fidelity Freedom K 2040 Fund	7,800,201 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	120,435,106
*	Fidelity Freedom K 2045 Fund	6,267,611 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	99,717,689
*	Fidelity Freedom K 2050 Fund	5,535,042 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	88,726,725
*	Fidelity Freedom K 2055 Fund	2,089,214 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	24,882,543
*	Fidelity Freedom K 2060 Fund	213,785 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,227,637
*	Fidelity Retirement Government Money Market II Portfolio	2,241,183 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,024,462
*	Cash equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	1,813
*	Notes receivable from participants	Loans to participants with maturities through May 2042, interest rates ranging from 3.25% to 9.54%, collateralized by participants' vested account balances.	—	24,508,761
				$2,561,766,548

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption) 2002-51
$6,919	N/A	$6,919	N/A	N/A

In 2016 three participating companies failed to remit certain employee contributions of $6,919 to the Plan within a timely manner. The participating companies subsequently remitted these contributions to the Plan. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these earnings to the Plan.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Dated: June 28, 2017



Leslie Chiocco
Member of Administrative Committee

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 28, 2017 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan, which appears in this Annual Report on Form 11-K.

PKF O'Connor Davies, LLP

Harrison, New York
June 28, 2017

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 | Tel: 914.381.8900 | Fax: 914.381.8910 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.